Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copies of the disclosure letters that we filed today with Securities and Exchange Commission and the Philippine Stock Exchange.

March 16, 2020

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:  Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

March 16, 2020

SECURITIES & EXCHANGE COMMISSION

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

                 Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,593 As of January 31, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	March 16, 2020

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

Address of principal officePostal Code

8.(632) 8816-8553

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11.  Item 9 (Other Events)

Risk Assessment of COVID-19 on PLDT’s business is attached.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

March 16, 2020

RISK ASSESSMENT OF COVID-19 ON PLDT’S BUSINESS

We have conducted an analysis of PLDT’s risks arising from the ongoing COVID-19 pandemic and our corresponding mitigation initiatives, as follows:

PEOPLE

To minimize exposure of our employees to the virus as well as to prevent further spreading, we have implemented as of 11 March 2020 a Work from Home policy which will allow our teams to work from their residences while ensuring business continuity. We have ensured that these teams are properly equipped with the appropriate digital tools and bandwidth such that there is minimal interruption to workflow and operations. Mission-critical personnel will remain office-based and their well-being will be prioritized.

On 9 March 2020, we instituted a travel ban to high-risk countries and executed a partial lockdown with access to our corporate premises limited only to employees. On 12 March 2020, we imposed a ban on all foreign travel.

NETWORK and IT

Since the start of the virus, we have been focused on monitoring our network traffic for unusual activity such as usage spikes and possible congestion. At this point, we have sufficient capacity to serve the increased needs of all our subscribers, especially as more and more people start to work from home. Our updated and advanced network also allows us to control and reconfigure from remote access, thus minimizing the need for manual intervention. We have ensured that the critical operations staff and sites for both our Network and IT systems and platforms are secure and protected. We have also moved essential spare parts and supplies to Metro Manila to ensure availability.

In addition, the readiness of our installation and repair staff and vendor partners has been prioritized so they can serve the critical needs of both individuals and companies in need of additional connectivity, thus ensuring maximum availability of our communication services.

CUSTOMER SERVICE

Cognizant that our customers will be highly dependent on our services to keep abreast of the news and stay in touch with each other, we have, as mentioned above, ensured that our network will continue to perform to the same high standards.  In addition, we are providing zero-rated access to specific government sites and emergency hotlines, boosting minimum speeds for our Home subscribers, increasing data allocations for prepaid and Enterprise customers, equipping our Enterprise customers with telecommuting solutions and for our OFWs, extending duration of free calls through our Free Bee app.

In cases where our service teams need to enter customer premises, we have equipped them with the required attire and preventive gear such as masks, gloves and the like. They have also been instructed on proper health protocols before, during, and after site visits, including, but not limited to, maintaining proper distances. Our store and stores personnel have been similarly instructed and equipped:

a.	70% Alcohol in all counters for use of staff and customers
b.	Lysol Wipes to sanitize work area after each transaction

c.	Lysol Spray to sanitize the air and incoming deliveries
d.	Thermal Scanner for employees, customers and third-party personnel
e.	Facial Masks for front liners
f.	Alcohol pads for stores with hot phone

We have likewise issued instructions and guidelines for all our trade partners on how to best deal with the crisis.

We realize that telecommunications is a vital industry and we are committed to minimizing the effect of the COVID-19 pandemic on our operations and continue providing quality services to our subscribers. We believe that we have sufficiently taken all significant risks into account and deployed the appropriate mitigation measures.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Ma. Lourdes C. Rausa-Chan
Name	:	MA. LOURDES C. RAUSA-CHAN
Title	:	Corporate Secretary

Date:  March 16, 2020